Exhibit 12.1

CITY CENTER HOLDINGS, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Twelve Months ended December 31,			Period of Inception Through December 31,
	2011	2010	2010	2009	2008	2007
	(In thousands)
Earnings
Net loss from continuing operations	$(280,996)	$(496,866)	$(1,115,190)	$(522,330)	$(67,805)	$(7,187)
Fixed charges (see below)	132,656	121,598	253,592	233,081	66,826	—
Amortization of capitalized interest	9,465	9,027	18,241	1,492	—	—
Capitalized interest	—	(12,861)	(12,861)	(226,070)	(66,826)	—

	(138,875)	(379,102)	(856,218)	(513,827)	(67,805)	(7,187)

Fixed Charges
Interest expense, net (1)	132,656	108,737	240,731	7,011	—	—
Interest capitalized	—	12,861	12,861	226,070	66,826	—

	132,656	121,598	253,592	233,081	66,826	—

Deficiency	$271,531	$500,700	$1,109,810	$746,908	$134,631	$—

(1)	Includes amortization of debt issuance costs and debt discounts. Does not include the interest factor of rental expense as these amounts are not material.